Baker Hughes Incorporated

February 12, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall
2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8472
Alan.Crain@bakerhughes.com
Alan R. Crain
Senior Vice President
and General Counsel

Re:	Baker Hughes Incorporated Registration Statement on Form S-4 File No. 333-162463 and Preliminary Proxy Statement filed on February 8, 2010
Dear Mr. Schwall:
     Pursuant to the discussions between legal counsel to Baker Hughes Incorporated (the “Company”) and the staff of the Securities and Exchange Commission on February 11, 2010, regarding the Company’s registration statement (as amended, the “Registration Statement”) on Form S-4 (File No. 333-162463) relating to the merger of BJ Services Company (“BJ Services”) with and into a wholly owned subsidiary of the Company (the “Merger”), and regarding the Company’s Preliminary Proxy Statement filed on February 8, 2010 with respect to its 2010 annual meeting, the Company agrees to undertake the following actions:
     The Company will revise the disclosure in the section entitled “Compensation Discussion and Analysis” in a revised preliminary proxy statement on Schedule 14A or a Current Report on Form 8-K to be consistent with the disclosure provided in Exhibit A to be filed after the Company’s board of directors meeting to be held on February 19, 2010.
Very truly yours,
/s/ Alan R. Crain
Alan R. Crain
Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Exhibit A
Mr. Deaton’s 2009 individual performance goals included goals pertaining to driving the Company’s reorganization from a product line focus to a geographic focus, recruitment of key positions and diversification of the management team, realization of efficiency gains in information technology, health safety & environment and supply chain, achievement of safety goals, and the implementation of the monitor’s recommendations.
Mr. Craighead’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, implementation of standard performance metrics, achievement of safety goals, diversity and inclusion goals and the development of geomarket specific talent and indigenization strategies.
Mr. Ragauss’ 2009 individual performance goals included goals relating to development of management information and corresponding support systems, development and implementation of common financial processes, realization of efficiency gains, implementation of the monitor’s recommendations and the implementation of financial shared resources outsourcing.
Mr. Crain’s 2009 individual performance goals included goals relating to alignment of the legal function across product lines, regions and key geomarkets, appropriate structure of legal entities to enable the implementation of the new organization, improvement of staffing of the legal organization with local and regional personnel, implementation of the monitor’s recommendations, and research & development strategy and optimization.
Mr. O’Donnell’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, achievement of safety goals and the reduction of per capita travel expenses by at least 20 percent. The per capita travel expenses were actually reduced by greater than 20 percent by during 2009.
Mr. Barr’s 2009 individual performance goals included goals relating to the successful implementation the Company reorganization, implementation of standard performance metrics and achievement of safety goals.
The 2009 health and safety goals for Messrs. Deaton, Craighead and O’Donnell were a motor vehicle accident rate of less than or equal to 1.0. The rate is determined by multiplying the number of motor vehicle accidents by 1 million hours, divided by the total kilometers driven. The actual motor vehicle accident rate during 2009 was 1.03.

Mr. Deaton’s 2009 individual performance goals included goals pertaining to driving the Company’s reorganization from a product line focus to a geographic focus, recruitment of key positions and diversification of the management team, realization of efficiency gains in information technology, health safety & environment and supply chain, achievement of safety goals, and the implementation of the monitor’s recommendations.
Mr. Craighead’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, implementation of standard performance metrics, achievement of safety goals, diversity and inclusion goals and the development of geomarket specific talent and indigenization strategies.
Mr. Ragauss’ 2009 individual performance goals included goals relating to development of management information and corresponding support systems, development and implementation of common financial processes, realization of efficiency gains, implementation of the monitor’s recommendations and the implementation of financial shared resources outsourcing.
Mr. Crain’s 2009 individual performance goals included goals relating to alignment of the legal function across product lines, regions and key geomarkets, appropriate structure of legal entities to enable the implementation of the new organization, improvement of staffing of the legal organization with local and regional personnel, implementation of the monitor’s recommendations, and research & development strategy and optimization.
Mr. O’Donnell’s 2009 individual performance goals included goals relating to the successful implementation of the Company reorganization, cost containment associated with the reorganization, promotion of teamwork and collaboration across regions, geomarkets and product lines, achievement of safety goals and the reduction of per capita travel expenses~~.~~ by at least 20 percent. The per capita travel expenses were actually reduced by greater than 20 percent by during 2009.
Mr. Barr’s 2009 individual performance goals included goals relating to the successful implementation the Company reorganization, implementation of standard performance metrics and achievement of safety goals.
The 2009 health and safety goals for Messrs. Deaton, Craighead and O’Donnell were a motor vehicle accident rate of less than or equal to 1.0. The rate is determined by multiplying the number of motor vehicle accidents by 1 million hours, divided by the total kilometers driven. The actual motor vehicle accident rate during 2009 was 1.03.